Exhibit 99.10

CONSENT OF QUALIFIED PERSON

I, Brad Armstrong, P. Eng., consent to the public filing and use of the technical report entitled “Red Lake Operations, Ontario, Canada, NI 43-101 Technical Report” dated effective December 31, 2018 (the “Technical Report”) in connection with the filing of the news release and material change report of Goldcorp Inc. dated March 3, 2019 and March 4, 2019, respectively, (the “Public Filings”) and to the inclusion of the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure contained in the Public Filings or incorporated by reference therein.

I hereby confirm that I have read the Public Filings, including the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report contained in the Public Filings or incorporated by reference therein and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 4th day of March, 2019.

/s/ Brad Armstrong
Brad Armstrong, P. Eng.